Exhibit 99.64

Torex Gold Provides Q2 2026 Morelos Drilling & Exploration Update

Ongoing drilling continues to demonstrate strong potential to replace reserves and expand the resource base at Morelos

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - July 13, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to report continued positive results from the Company’s drilling and exploration programs at ELG Underground and the Media Luna Cluster. These results reinforce Torex’s strategy to grow reserves and resources in order to support a more robust and extended production profile at the Morelos Complex.

Andrew Snowden, President & CEO of Torex, stated:

“The latest round of drilling at Morelos continued to yield excellent results, providing further optimism for ongoing resource expansion and mine life additions. With 16 drill rigs currently active, Torex is well on track to deliver another exceptional year for drilling and exploration at Morelos as we continue to showcase the underlying resource potential across the entire property.

“At the eastern extension of Media Luna, drilling continues to encounter higher-grade mineralization, returning 9.14 grams per tonne gold equivalent (“gpt AuEq”)1 over 7.5 metres (“m”) in drill hole MLE26-013 (including 38.06 gpt AuEq over 1.4 m) as well as 4.98 gpt AuEq over 8.8 m in drill hole MLE26-018D. These results point to a vertical extension of higher-grade mineralization of at least 100 m, underscoring the potential to meaningfully expand resources along the eastern and southern extensions of Media Luna.

“At ELG Underground, drilling continues to extend mineralization along strike and at depth across the El Limón Sur and El Limón West trends. Highlights include 13.36 gpt AuEq over 7.3 m (including 106.77 gpt AuEq over 0.6 m) in drill hole LS-479 and 7.85 gpt AuEq over 11.2 m (including 26.01 gpt AuEq over 1.2 m) in LS-494 at the El Limón Sur trend, and 4.30 gpt AuEq over 11.4 m (including 7.68 gpt AuEq over 5.5 m) in LS-486 at the El Limón West trend. The latest round of drilling, along with prior drilling completed since the last resource update, continues to demonstrate the potential to replace reserves and resources at ELG Underground.

“At the regional level, drilling is underway at priority targets Atzcala and El Naranjo. The 2026 drill programs are focused on confirming mineralization continuity and better defining the scale and controls of these systems. Both targets represent attractive opportunities to unlock additional resource upside at Morelos, and we look forward to providing updates as work progresses.

“With a record year of exploration spend across our portfolio of assets, Media Luna North on pace for first production by year end, and the compelling economics associated with the recently completed Los Reyes preliminary economic assessment, we’re well on track to embark on the next phase of organic growth at Torex.”

1.	For additional information on the calculation of AuEq presented in this release see Tables 1 to 5, below, and the notes thereto.

MEDIA LUNA CLUSTER

Approximately 62,500 m of drilling is planned for the Media Luna Cluster in 2026 with the program focused on growing resources and offsetting depletion. Assay results presented in this news release are for 7,421 m of drilling completed at the Media Luna Cluster, which includes 5,737 m drilled at Media Luna and Media Luna North between February 1 and May 1, 2026 and 1,684 m of drilling from the eastern extension of Media Luna completed between February 7 and June 2, 2026.

Table 1: Highlights from the Q2 2026 drilling program at the Media Luna Cluster1,2,3,4

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
MLE26-013[5]	659.4	666.9	7.5	NA	8.12	7.5	0.57	9.14
MLE26-016D	489.7	499.8	10.1	NA	2.58	4.6	0.46	3.38
MLE26-018D	422.8	431.7	8.8	NA	0.79	100.2	1.82	4.98
MLE26-019D	509.7	512.1	2.4	NA	2.59	10.9	1.41	4.99
MLLI-056[5]	138.0	147.5	9.5	6.5	2.86	20.3	1.84	6.09
MLLI-058[5]	135.4	145.4	10.0	8.1	3.99	14.3	0.86	5.57
MLLI-059[5]	147.8	175.9	28.2	17.6	1.80	16.8	0.75	3.23
MLND-002[5]	118.2	143.9	25.6	NA	1.31	35.0	2.28	5.45
MLND-003[5]	113.6	158.5	44.9	NA	3.43	75.1	4.29	11.34
	175.8	210.0	34.2	NA	6.64	158.0	5.67	17.88
MLND-010[5]	127.0	160.4	33.4	NA	5.68	87.3	4.40	13.93
	177.5	215.9	38.4	NA	5.29	183.9	6.67	18.48

Notes to Table:

1) Intercepts are reported both as core length and true widths. NA = Not Available (true width/thickness will be determined once the geological modeling is complete).

2)	Core recovery is shown in Table 3.

3) The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

4)	All assay results are uncapped. Core lengths subject to rounding.
5)	Higher-grade inclusions are shown in Table 3.

Drilling in the second quarter was primarily focused on the eastern extension of the Media Luna orebody (referred to as Media Luna East) and returned excellent results. Drilling was conducted along north-south sections and confirmed that the primary mineralization control is east-west trending, with the San Miguel fault likely acting as the main source of mineralizing fluids. This further supports the potential that the San Miguel Corridor could be mineralized (Figure 1). Drilling planned in the coming years will seek to understand the extent of any potential mineralization within this recently defined corridor.

The higher-grade results returned, including 9.14 gpt AuEq over 7.5 m (including 38.06 gpt AuEq over 1.4 m) in drill hole MLE26-013 as well as 4.98 gpt AuEq over 8.8 m in drill hole MLE26-018D, confirm mineralization extends beyond the boundary of known resources and support the potential to delineate additional Inferred Resources within these areas as part of the year-end mineral reserve and resource update (Figure 2). In addition, results also suggest potential for higher-grade mineralization with a vertical extension of at least 100 m as shown through drill holes MLE26-019D (4.99 gpt AuEq over 2.4 m), MLE26-016D (3.38 gpt AuEq over 10.1 m), and MLE-003, which was previously reported (see press release dated February 24, 2025, titled Torex Gold Reports Excellent Drill Results from Media Luna West and Initial Results from Media Luna East - Figure 3).

At the main Media Luna orebody, approximately 25,000 m of drilling is planned this year, of which 4,316 m (21 drill holes) had been completed as of May 1, 2026. Six of these drill holes, representing 1,157 m, are presented in this release. The program aims to upgrade Inferred Resources to the Indicated Resource category to support reserve replacement. Drilling continues to deliver positive results with continuous mineralization of higher-grade intercepts, including drill holes MLLI-056 (6.09 gpt AuEq over 9.5 m, including 12.61 gpt AuEq over 1.7 m), MLLI-058 (5.57 gpt AuEq over 10.0 m, including 12.08 AuEq over 1.7 m), and MLLI-059 (3.23 gpt AuEq over 28.2 m, including 26.27 gpt AuEq over 1.5 m) (Figure 2).

At Media Luna North, 11,500 m of drilling is targeted this year, aiming to de-risk and support the stopes planned for the first year of production. Results from the 2,139 m (11 drill holes) completed year-to-date increased the detail of the geological and resource models. Results are consistent within the drilled area and open the potential for mineralization extensions at depth.

Drilling at Media Luna North is progressing as planned with one rig. Notable higher-grade intercepts that also indicate continuous mineralization include drill holes MLND-002 (5.45 gpt AuEq over 25.6 m, including 15.83 gpt AuEq over 4.6 m), MLND-003 (11.34 gpt AuEq over 44.9 m, including 16.44 gpt AuEq over 26.3 m and 17.88 gpt AuEq over 34.2 m, including 30.82 gpt AuEq over 4.9 m), and MLND-010 (13.93 gpt AuEq over 33.4 m, including 23.78 gpt AuEq over 13.1 m and 18.48 gpt AuEq over 38.4 m, including 27.34 gpt AuEq over 10.3 m) (Figure 4).

ELG UNDERGROUND

The 2026 drilling program at ELG Underground is targeting approximately 36,000 m of drilling to offset depletion, grow mineral reserves, and expand resources within the main mineralized trends, building on the multi-year track record of mine life extensions at the mine. Assay results presented in this news release are for the 8,624 m drilled over 45 holes between February 1 and May 1, 2026. Results continue to demonstrate the mineralization potential at depth and along strike of the main mineralized trends and subordinate structures at ELG (Figure 5).

Table 2: Recent highlights from the 2026 drilling program at the ELG Underground1,2,3,4

Drill Hole	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)
LS-479[5]	79.5	86.8	7.3	6.7	13.28	2.3	0.03	13.36
LS-486[5]	361.5	372.9	11.4	9.0	4.18	3.3	0.05	4.30
LS-487[5]	314.6	318.7	4.1	3.3	2.06	36.9	0.57	3.46
LS-488[5]	155.8	160.4	4.6	3.7	1.79	9.7	0.16	2.17
	279.6	282.9	3.4	2.8	5.12	29.9	0.42	6.18
LS-490[5]	95.9	104.7	8.7	7.3	5.12	1.3	0.10	5.29
LS-494[5]	88.0	99.2	11.2	9.6	7.36	3.0	0.28	7.85
LS-496[5]	112.1	123.6	11.5	10.3	7.16	3.5	0.15	7.44
LS-497[5]	23.4	26.8	3.5	3.0	6.10	6.1	0.02	6.21
LS-498[5]	180.2	185.6	5.3	4.3	2.85	18.0	0.41	3.73
LS-505	165.9	167.5	1.6	1.5	3.71	2.6	0.08	3.87
LDUG-437	125.1	129.3	4.1	3.9	12.17	1.4	0.00	12.19
SST-448[5]	136.0	143.0	7.0	5.2	4.39	2.9	0.10	4.60
SST-449	137.3	140.7	3.3	2.8	4.10	14.5	1.18	6.20
SST-455	39.7	47.3	7.6	7.0	7.22	10.9	0.73	8.54
SST-459[5]	30.0	37.7	7.7	7.2	14.17	12.5	0.40	14.98
	96.2	111.3	15.1	13.6	4.55	1.0	0.01	4.58
SST-462[5]	253.0	280.4	27.4	20.8	1.64	14.1	1.47	4.20

Notes to Table:

1)	Intercepts are reported both as core length and true widths.
2)	Core recovery is shown in Table 4.
3)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

4)	All assay results are uncapped. Core lengths subject to rounding.
5)	Higher-grade inclusions are shown in Table 4.

At the El Limón Sur trend, step-out drilling has confirmed the lateral continuity and potential mineralization extensions at depth at the trend’s intersection with the northeast-southwest structural system of the La Flaca and Z71 faults (Figure 6). Higher-grade mineralization, including 12.19 gpt AuEq over 4.1 m in drill hole LDUG-437, was intersected north of the La Flaca fault below current resources, indicating potential for mineralization to depths below 650 metres above sea level (“m.a.s.l.”) in this area. Drill holes SST-449 (6.20 gpt AuEq over 3.3 m) and SST-462 (4.20 gpt AuEq over 27.4 m, including 7.58 gpt AuEq over 6.7 m) further enhance the mineralization potential along strike of the main trend.

Follow-up drilling over the previously identified second order mineralized structures discovered parallel to the main trend has extended their lateral continuity as portrayed in drill holes LS-490 (5.29 gpt AuEq over 8.7 m, including 19.36 gpt AuEq over 1.0 m), LS-494 (7.85 gpt AuEq over 11.2 m, including 26.01 gpt AuEq over 1.2 m), LS-496 (7.44 gpt AuEq over 11.5 m, including 20.82 gpt AuEq over 3.5 m), LS-479 (13.36 gpt AuEq over 7.3 m, including 106.77 gpt AuEq over 0.6 m), and LS-497 (6.21 gpt AuEq over 3.5 m, including 12.56 gpt AuEq over 1.0 m) (Figures 6 & 7). These results extend the mineralization to the east of each mineralized structure, enhancing their lateral continuity outside of the current resource boundary. The vertical continuity of these structures is being tested with encouraging preliminary results as shown through drill holes LS-498 (3.73 gpt AuEq over 5.3 m, including 6.59 gpt AuEq over 2.0 m) and LS-505 (3.87 gpt AuEq over 1.6 m) that support the potential for new resources to a depth of 700 m.a.s.l.

The drilling program between the El Limón Sur and Sub-Sill trends targeted to identify mineralization related to the northeast trending Z71 and La Flaca fault systems has delivered positive preliminary results with high potential to deliver new resources within the average grade of the deposit with occasional higher-grade intercepts (Figure 5). Notable results include 14.98 gpt AuEq over 7.7 m (including 23.70 gpt AuEq over 3.0 m) and 4.58 gpt AuEq over 15.1 m (including 19.77 gpt AuEq over 1.8 m) in drill hole SST-459, 8.54 gpt AuEq over 7.6 m in drill hole SST-455, 4.20 gpt AuEq over 27.4 m (including 7.58 gpt AuEq over 6.7 m) in drill hole SST-462, and 4.60 gpt AuEq over 7.0 m (including 17.62 gpt AuEq over 1.4 m) in drill hole SST-448. These results continue to confirm the potential for new resources in underexplored areas over and within the main ELG trends.

At the El Limón West trend, drilling is focused on adding new resources along strike and at depth along the main trend. Drilling results support the potential lateral continuity of mineralization between the northern and southern mineralized conduit and additional resources at depth at the northern mineralized conduit. Step-out drill hole LS-488, drilled between the two mineralized conduits, encountered 2.17 gpt AuEq over 4.6 m (including 10.39 gpt AuEq over 0.7 m) within a phreatomagmatic breccia and 6.18 gpt AuEq over 3.4 m in a calc-silicate altered zone, opening the potential for continuous mineralization between the northern and southern mineralized conduits (Figure 8). Two drill holes, aimed to test the vertical continuity of mineralization at the northern mineralized conduit, encountered 3.46 gpt AuEq over 4.1 m (including 11.96 gpt AuEq over 1.0 m) at drill hole LS-487 at the lower limit of the current resource and 4.30 gpt AuEq over 11.4 m (including 7.68 gpt AuEq over 5.5 m) at drill hole LS-486, extending the mineralization at depth to 600 m.a.s.l. These results, along with the previously disclosed drill holes LS-470 (4.16 gpt AuEq over 4.9 m) and LS-374 (19.58 gpt AuEq over 4.5 m, including 34.32 gpt AuEq over 1.2 m), reported April 30, 2026 in the press release titled Torex Gold Provides Q1 2026 Morelos Drilling and Exploration Update, continue to support the mineralization potential down to 500 m.a.s.l. and may result in the addition of new Inferred Resources with the year-end mineral reserve and resource update.

The lateral and vertical extension of second order mineralized structures, as well as additional areas with resource potential along strike and at depth of the main mineralized trends and subordinate structures, continue to unlock the full potential to expand and upgrade resources at ELG Underground with the year-end mineral reserves and resources update. Follow-up drilling later this year will test the mineralization continuity along strike and at depth within the key mineralized corridors.

MORELOS DISTRICT

Initial exploration work at the Morelos regional targets Atzcala and El Naranjo is ongoing, focused on confirming the continuity of mineralization and defining the mineralization controls and mineralized footprint.

At Atzcala, drilling to date has focused on the area surrounding the first identified priority target. Preliminary geophysical results, together with the refinement of surface geology, Au and pathfinder geochemistry, are consistent with a shallow epithermal-style mineralized system associated with strong silicification identified in reprocessed Controlled-Source Audio-frequency Magneto-Tellurics (CSAMT) geophysics, commonly related to an underlying epithermal system. Geochemical anomalies coincide with high resistivity bodies at depth defining a northwest-southeast trend. Environmental permits to commence drilling at the second priority target were received during the quarter and drill pad access and road construction were completed. Drilling at the target is scheduled to commence in July.

At El Naranjo, drilling of the first priority target commenced in April. Early results suggest that the Alacrán fault is the main control of mineralization and that both the detachment level of the phreatomagmatic breccias and the main gold deposition level are shallow. Current drilling has been successful in defining an epithermal-style mineralization column with more than 150 m of vertical extension from surface.

MORELOS COMPLEX GEOLOGY

The Media Luna Cluster and ELG Underground are located within the Morelos Complex, both of which are hosted within the Mesozoic carbonate-rich Morelos Platform, overlayed by Cuautla and Mezcala formations and have been intruded by Paleocene stocks, sills, and dikes of granodioritic to tonalitic composition.

The north-south thick-skin deep-seated faults control the architecture of the mineralized zones with sub-parallel second-order faults generating favourable traps for the different mineralizing fluids during the multiple stages of deformation.

Cu-Ag and later Au mineralization is hosted within the intense extension fractures in the footwalls and hanging walls of the faults related to the emplacement of the approximately north-south-striking dikes and breccias. Mineralization is better developed along the contact of Morelos formation limestones and Media Luna granodiorite. The margins of altered dikes and sills of the calc-silicate envelope also act as a secondary control of mineralization.

The mineral assemblage is characterized by pyroxene, garnet, and magnetite. Metal deposition occurred during hydrated minerals alteration and is associated with a mineral assemblage comprising of amphibole, phlogopite, chlorite, and calcite ± quartz ± epidote as well as variable amounts of magnetite and sulfides, primarily pyrrhotite. The style of mineralization is characterized by Au with locally high Ag and Cu grades. Given that Au precipitates due to the buffer exerted by the early stage of calc-silicate alteration and sulfide mineralization, it occurs as free Au and is generally dissociated from the earlier Cu mineralization event that is mainly represented by chalcopyrite.

QUALITY ASSURANCE AND QUALITY CONTROL (“QA/QC”)

Torex maintains an industry-standard analytical QA/QC and data verification program to monitor laboratory performance. Results from these programs confirm the reliability of the assay results.

The exploration program and analytical QA/QC program for Media Luna Cluster drilling is currently overseen by José Antonio San Vicente Díaz, Manager, Exploration, Mexico for Minera Media Luna, S.A. de C.V (“MML”), a subsidiary of the Company. All samples reported have been checked against Company and lab standards and blanks. No core duplicate samples are taken.

HQ-size core is sawn in half with half the core retained in the core box and the other half bagged and tagged for shipment to the sample preparation facility. Sample preparation is carried out by ALS, an accredited laboratory (ISO 9001), at its facilities in Zacatecas, Mexico and consists of crushing a 1 kg sample to >70% passing 2 mm followed by pulverization of 500 g to >85% passing 75 μm. Au is analyzed at the ALS facilities in Vientiane,

Laos PDR, following internal analytical protocols (Au-AA23) and comprises a 30 g fire assay with an atomic absorption finish. Samples yielding results >10 gpt Au are re-assayed by fire assay with gravimetric finish (Au-GRA21). Cu and Ag analyses are completed at the ALS facilities in Vancouver, Canada as part of a multi-element geochemical analysis by four-acid digestion with detection by ICP-MS under ALS internal analytical protocol ME-MS61r. Approximately 5% of the samples collected from exploration are sent for analysis checks and assayed for Au, Ag, and Cu. External pulp check assays for QA/QC purposes are performed at Bureau Veritas, an accredited laboratory (ISO 9001).

Internal and external check control results are reviewed daily by the MML database team and an external audit by GeoSoporte Mexico is carried out quarterly. The pulp check samples are analyzed for Au, Ag, and Cu. Overall comparability between Bureau Veritas and ALS Global is good, with high correlation.

The analytical QA/QC program mine exploration and delineation programs at ELG Underground, Media Luna, and Media Luna North are overseen by Carlo Nasi, Manager, Geology for MML.

All sample preparation and analytical work for the mine exploration and mine delineation program is performed by Corporación Química Platinum S.A. de C.V. (“CQPSACV”) an accredited lab (ISO 9001) at MML site facilities in Mexico. The lab is independent of the Company.

Mine exploration core samples are HQ or NQ sized drill core sawn lengthwise in half. One half of the core is bagged and sealed for analytical analysis, and one half of the core is retained in the core box for reference. Mine delineation program samples are whole core BQ sized drill core. All the core is photographed. For HQ and NQ core size, photos are taken before and after being sawn. Data is stored in a core photo database.

At MML site facilities in Mexico, sample preparation is carried out by CQPSACV using CQPSACV internal protocols PT-100_PME Dry and PT-100-PME Crush and consists of dry and crush 3 to 5 kg, and occasionally >5 kg to >75% passing 2 mm followed by pulverization of 500 g to >85% passing μm. Assaying for Au, Ag, Cu, and iron (“Fe”) is carried out by CQPSACV in the MML site facilities following internal analytical protocols. Au analysis comprises a 30 g fire assay with an atomic absorption finish (PT-312-DEAu). Samples yielding results >10.0 ppm Au are re-assayed by fire assay with gravimetric finishing (PT-101-PFA 30). Ag up 300 ppm, Cu up to 2,500 ppm, and Fe up to 3% analysis are completed via Aqua Regia digestion and atomic absorption finish (PT-102-PDP). Ag samples yielding results > 300 ppm are re-assayed by fire assay with gravimetric finishing (PT-101-PFA). Cu overlimit > 2,500 ppm, Fe overlimit > 3% are re-assayed via Aqua Regia digestion and atomic absorption finish (PT-102-PDP-AL). Multi-element geochemical analysis is done by an Aqua Regia digestion with detection by ICP-OES using SGSSACV internal analytical protocol GE_ICP40Q12 and CQPSACV internal analytical protocol PT-321_DMI. Multi-element analysis is carried out at CQPSACV laboratory in Silao, Guanajuato, Mexico.

External pulp check assays for QA/QC purposes are performed at ALS Chemex, de Mexico S.A. de C.V., accredited laboratories and independent of the Company. The pulp check samples are analyzed for Au, Ag, and Cu. Overall comparability is good between MML site facilities and ALS Chemex.

Additional information on sampling and analyses, analytical labs, and methods used for data verification is available in the Company’s technical report entitled the “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, dated effective March 16, 2022 filed on March 31, 2022 (the “2022 Technical Report”) and in the annual information form (“AIF”) dated March 25, 2026, each filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

QUALIFIED PERSON

Scientific and technical information contained in this news release has been reviewed and approved by Rochelle Collins, P.Geo. Director, Mineral

Resources with Torex Gold Resources Inc. and a “qualified person” (“QP”) as defined by NI 43-101. Ms. Collins has verified the data disclosed herein, including sampling, analytical, and test data underlying the drill results. Verification included site visits, visually reviewing the drill holes in three dimensions, comparing the assay results to the original assay certificates, reviewing the drilling database, and reviewing core photography consistent with standard practice.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Laura Totan

Manager, Investor Relations

Direct: (437) 293-5051

laura.totan@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “believe”, “expect”, “anticipate”, “estimate”, “plan”, “intend”, “seek”, “may”, “will”, “would”, “could”, or similar words and phrases or statements that certain actions, events or results “will”, “would”, “could”, “may” or “are expected to” occur. Forward-Looking Information in this press release includes, without limitation, statements regarding: the potential for the Company’s drilling and exploration programs to replace depleted reserves, expand or upgrade mineral resources, convert mineral resources to mineral reserves, extend mine life and support a more robust or extended production profile at the Morelos Complex; the potential for mineralization extensions, continuity and resource growth at the Media Luna Cluster and other regional targets; the delineation of additional Inferred Resources and resource additions through future drilling; the timing, scope, objectives, progress and success of current and future drilling and exploration programs, and mineral reserve and mineral resource updates; the commencement and timing of first production at Media Luna North; the development potential and future opportunities associated with the Los Reyes project and the preliminary economic assessment thereon, including projected economics, operating parameters, development scenarios and other outcomes contemplated by the preliminary economic assessment; the Company’s ability to achieve reserve replacement and resource growth in 2026; the Company’s future organic growth opportunities, and the achievement of the Company’s strategic objectives, including optimizing production and costs, disciplined growth and capital allocation, growing reserves and resources, project delivery excellence, retaining and attracting talent, and maintaining leadership in responsible mining. Forward-Looking

Information is based on a number of material factors and assumptions, including, but not limited to: the accuracy of geological interpretations and drilling results; the continuity of mineralization; the ability of exploration programs to identify additional mineralization and convert mineralization into mineral resources or mineral reserves; the ability to complete planned drilling programs on the timelines anticipated; the availability of personnel, equipment and contractors; the receipt and maintenance of required permits, licences and approvals; the ability to successfully advance exploration targets and projects; the assumptions underlying mineral resource and mineral reserve estimates; and such other assumptions, estimates, analyses and opinions of management as are considered reasonable in the circumstances.

Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such Forward-Looking Information, including, without limitation: risks relating to exploration, drilling and development activities; the possibility that drilling results will not be indicative of future exploration results or support anticipated geological interpretations; risks that mineralization may not support future mineral resource or mineral reserve additions, upgrades or conversions; risks associated with mineral resource and mineral reserve estimation; operational, technical, geotechnical, metallurgical and processing risks; permitting, regulatory, environmental, community relations and social licence risks; labour and contractor availability risks; cost escalation and inflationary pressures; and the other risks and uncertainties described in the Company’s annual information form dated March 25, 2026 (the “AIF”), management’s discussion and analysis for the year ended December 31, 2025 (the “MD&A”) and other continuous disclosure documents filed by the Company. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, other factors may cause results to differ materially from those anticipated, estimated, described or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Forward-Looking Information contained herein is made as of the date of this press release and the Company does not undertake to update any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable law. The AIF, MD&A and other disclosure documents of the Company are available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com

Figure 1: Plan view of the Media Luna Cluster showing potential to expand mineralization to the south and east of the Media Luna mine.

To view an enhanced version of this graphic, please visit:

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Figure 2: Plan view depicting the mineralization potential to the south and east of the main Media Luna orebody.

*Inclusions are not shown - see Table 3 for detail.

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https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_002full.jpg

Figure 3: Detailed schematic sections from Media Luna East where results suggest potential for higher-grade mineralization with a vertical extension of at least 100 m.

*Inclusions are not shown - see Table 3 for detail.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_003full.jpg

Figure 4: Cross-section of Media Luna North depicting mineralized intercepts.

*Inclusions are not shown - see Table 3 for detail.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_004full.jpg

Figure 5: Plan view of ELG Underground showing the main mineralized trends.

*Inclusions are not shown - see Table 4 for detail.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_005full.jpg

Figure 6: Long section of El Limón Sur trend showing mineralization remains open at depth.

*Inclusions are not shown - see Table 4 for detail.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_006full.jpg

Figure 7: Cross section of El Limón Sur trend showing the mineralized structures running parallel to those previously identified.

*Inclusions are not shown - see Table 4 for detail.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_007full.jpg

Figure 8: Long section of the El Limón West trend showing potential to expand resources beyond the boundary of defined resources.

*Inclusions are not shown - see Table 4 for detail.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304973_b9754b11743daa84_008full.jpg

Table 3: Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLE26-013	Adv. Expl.	423172.7	1984221.0	1204.7	180	-67	929	659.4	666.9	7.5	NA	8.12	7.5	0.57	9.14	100.0%
Including								659.4	660.8	1.4	NA	36.63	17.8	0.75	38.06	100.0%
								669.5	673.8	4.3	NA	12.80	2.9	0.26	13.27	100.0%
Including								670.9	672.4	1.5	NA	36.19	8.2	0.77	37.54	100.0%
MLE26-014	Adv. Expl.	423385.0	1983907.0	1143.3	2	-57	224	No significant values
MLE26-015D	Adv. Expl.	423172.7	1984221.0	1204.7			608	380.9	387.1	6.2	NA	2.29	8.6	0.00	2.40	100.0%
								511.2	539.4	28.2	NA	1.15	45.8	1.14	3.56	100.0%
Including								511.2	514.8	3.6	NA	1.66	63.8	1.38	4.69	100.0%
Including								533.3	535.8	2.5	NA	5.08	293.3	6.49	19.25	100.0%
MLE26-016D	Adv. Expl.	423385.0	1983907.0	1143.3			680	489.7	499.8	10.1	NA	2.58	4.6	0.46	3.38	100.0%
								505.6	508.6	3.0	NA	2.56	9.3	0.73	3.86	100.0%
								642.6	645.0	2.4	NA	4.58	1.4	0.04	4.66	100.0%
MLE26-018D	Adv. Expl.	423172.6	1984221.3	1205.0			533	422.8	431.7	8.8	NA	0.79	100.2	1.82	4.98	100.0%
MLE26-019D	Adv. Expl.	423385.0	1983907.0	1143.3			557	509.7	512.1	2.4	NA	2.59	10.9	1.41	4.99	100.0%
MLE26-020	Adv. Expl.	423282.1	1984057.3	1143.1	360	-68	593	402.5	441.4	38.9	NA	2.63	17.9	1.00	4.47	99.5%
Including								414.2	415.5	1.3	NA	36.07	67.3	2.14	40.37	100.0%
MLLI-054	Infill	422986.9	1984733.5	915.6	94	37	200	100.1	105.8	5.8	3.3	1.73	6.6	0.48	2.59	100.0%
Including								104.1	105.8	1.7	1.0	4.42	15.4	1.08	6.36	97.1%
								118.2	125.7	7.6	4.1	1.51	15.9	0.66	2.78	100.0%
								181.5	188.7	7.2	4.7	1.86	37.8	1.17	4.24	100.0%
MLLI-055	Infill	422986.9	1984733.5	915.6	85	49	147	123.1	132.9	9.8	6.8	3.01	2.6	0.05	3.12	100.0%
Including								129.3	130.5	1.2	0.8	16.15	3.3	0.00	16.20	100.0%
MLLI-056	Infill	422986.9	1984733.5	915.6	106	31	239	100.0	122.8	22.8	18.7	1.27	3.7	0.30	1.80	100.0%
Including								121.0	122.8	1.8	1.5	7.73	6.2	0.17	8.08	84.0%
								138.0	147.5	9.5	6.5	2.86	20.3	1.84	6.09	98.5%
Including								140.0	141.7	1.7	1.2	5.66	50.8	3.90	12.61	100.0%
								226.0	232.0	6.0	3.3	1.50	37.4	0.95	3.50	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5) All assay results are uncapped.

Table 3 (continued): Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MLLI-057	Infill	422987.0	1984734.0	915.6	67	45	192	136.9	143.0	6.1	4.1	3.05	5.1	0.19	3.43	100.0%
Including								136.9	138.4	1.5	1.0	9.00	15.9	0.54	10.06	82.9%
								150.6	159.0	8.4	6.1	1.41	34.9	1.13	3.69	100.0%
Including								150.6	151.4	0.8	0.6	4.81	197.4	6.88	18.42	100.0%
MLLI-058	Infill	422986.9	1984733.5	915.6	81	41	170	135.4	145.4	10.0	8.1	3.99	14.3	0.86	5.57	100.0%
Including								137.9	139.6	1.7	1.4	10.08	22.9	1.06	12.08	100.0%
MLLI-059	Infill	422986.8	1984733.8	916.8	81	35	210	147.8	175.9	28.2	17.6	1.80	16.8	0.75	3.23	100.0%
Including								173.0	174.5	1.5	0.9	9.12	214.5	8.93	26.27	100.0%
								196.0	202.0	6.0	3.2	3.14	24.6	1.17	5.34	100.0%
Including								199.0	200.2	1.2	0.6	9.67	72.4	3.83	16.78	100.0%
MLND-001	Infill	421922.3	1985860.5	701.8	132	19	159	64.0	71.0	6.9	NA	0.45	74.1	2.43	5.35	100.0%
								109.1	112.8	3.7	NA	0.33	26.0	1.50	3.10	100.0%
								123.8	146.6	22.8	NA	0.80	34.3	2.21	4.82	100.0%
MLND-002		421922.0	1985861.1	701.5	132	21	204	59.0	66.0	7.0	NA	1.06	42.7	2.09	5.00	100.0%
								70.7	75.0	4.3	NA	1.50	12.4	0.99	3.27	100.0%
Including								70.7	71.4	0.8	NA	7.86	17.5	1.24	10.09	100.0%
								83.3	90.9	7.6	NA	0.80	28.2	1.17	3.06	100.0%
								118.2	143.9	25.6	NA	1.31	35.0	2.28	5.45	100.0%
Including								132.0	136.6	4.6	NA	5.50	78.6	5.76	15.83	100.0%
Including								152.7	154.5	1.8	NA	2.18	143.2	6.65	14.81	100.0%
								175.2	179.1	3.9	NA	1.16	101.2	5.19	10.88	100.0%
Including								177.6	179.1	1.5	NA	2.06	158.3	8.90	18.51	100.0%
MLND-003		421922.4	1985860.5	702.1	133	25	317	63.0	77.9	14.9	NA	0.40	22.3	1.14	2.53	100.0%
Including								66.6	67.3	0.7	NA	1.96	162.7	7.28	15.86	100.0%
								84.8	96.0	11.2	NA	0.53	23.1	1.26	2.87	100.0%
								113.6	158.5	44.9	NA	3.43	75.1	4.29	11.34	100.0%
Including								132.1	158.5	26.3	NA	5.30	98.8	6.10	16.44	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 3 (continued): Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
								175.8	210.0	34.2	NA	6.64	158.0	5.67	17.88	100.0%
Including								196.1	201.0	4.9	NA	11.07	272.5	10.00	30.82	100.0%
								237.0	246.0	9.0	NA	3.81	14.8	0.10	4.17	100.0%
Including								239.0	241.0	1.9	NA	9.79	9.3	0.14	10.14	100.0%
MLND-004		421931.6	1985844.7	701.8	130	15	195	50.3	58.8	8.5	NA	0.39	42.9	1.84	3.93	100.0%
Including								50.3	51.5	1.2	NA	1.00	108.0	5.08	10.64	100.0%
Including								57.4	58.8	1.5	NA	0.94	118.0	4.04	9.01	100.0%
								72.0	79.3	7.3	NA	0.33	28.5	1.30	2.80	100.0%
								95.6	98.2	2.6	NA	0.35	38.0	2.06	4.17	100.0%
								108.2	130.0	21.8	NA	5.80	65.8	3.67	12.59	100.0%
Including								110.5	112.7	2.2	NA	39.36	223.1	10.00	58.45	100.0%
Including								114.3	117.3	3.1	NA	9.15	110.2	6.47	21.05	100.0%
Including								127.0	129.3	2.3	NA	1.44	98.2	6.98	14.01	100.0%

Including							170.6 172.3	174.0 173.4	3.4 1.1	NA NA	1.36 3.18	101.5 251.2	4.47 10.00	9.92 22.64	100.0 100.0	% %
MLND-005	421932.0	1985845.0	700.0	130	11	156	79.0	84.0	5.0	NA	0.35	33.6	1.36	2.98	100.0%
							113.6	119.0	5.4	NA	0.65	43.1	1.55	3.72	100.0%
Including							114.2	115.8	1.6	NA	0.96	93.4	3.74	8.23	100.0%
MLND-006	421932.3	1985845.1	699.4	135	15	192	62.2	66.8	4.6	NA	0.48	28.7	1.52	3.30	100.0%
							96.2	117.1	20.9	NA	0.69	26.7	1.81	3.96	100.0%
Including							106.2	109.0	2.8	NA	2.41	43.8	3.51	8.65	100.0%
Including							113.1	114.2	1.1	NA	1.14	105.3	7.78	15.10	100.0%
							121.0	125.3	4.3	NA	2.72	55.1	3.68	9.38	100.0%
Including							123.7	124.7	1.0	NA	9.12	173.8	10.00	27.56	100.0%
							142.5	151.9	9.4	NA	0.85	63.6	3.64	7.56	100.0%
Including							150.2	150.9	0.7	NA	3.23	189.5	10.00	21.88	100.0%
							157.5	165.3	7.8	NA	0.32	53.9	2.34	4.81	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 3 (continued): Media Luna drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
MNLD-007		421932.5	1985845.4	699.3	125	15	195	99.8	102.9	3.2	NA	0.32	53.4	1.23	3.01	97.0%
								121.5	128.1	6.6	NA	0.56	59.1	2.42	5.26	100.0%
Including								124.5	126.9	2.4	NA	1.32	130.9	5.79	12.40	100.0%
MLND-008		421932.4	1985845.2	699.1	131	7	174	107.5	111.0	3.5	NA	0.55	35.3	1.88	4.05	100.0%
MLND-009		421932.0	1985845.0	700.0	138	9	70	51.3	52.9	1.6	NA	5.73	84.9	1.32	8.99	100.0%
MLND-010		421922.0	1985861.1	701.5	133	28	306	64.2	78.3	14.1	NA	0.73	32.2	1.69	3.88	100.0%
								85.7	94.0	8.3	NA	0.45	28.9	0.97	2.40	100.0%
								98.4	103.9	5.5	NA	2.30	4.4	0.51	3.19	100.0%
								127.0	160.4	33.4	NA	5.68	87.3	4.40	13.93	100.0%
Including								128.1	130.4	2.3	NA	2.48	161.8	8.93	19.04	100.0%
Including								132.9	146.0	13.1	NA	12.46	118.1	6.05	23.78	100.0%
								177.5	215.9	38.4	NA	5.29	183.9	6.67	18.48	100.0%
Including								179.0	189.2	10.3	NA	13.46	190.4	7.04	27.34	100.0%
Including								186.6	189.2	2.6	NA	30.22	593.4	6.00	42.56	100.0%
								289.5	299.3	9.8	NA	0.38	25.0	0.88	2.14	100.0%
MLND-011		421922.0	1985861.1	701.5	127	18	171	99.0	101.2	2.2	3.2	10.02	1.1	10.00	5.10	100.0%
Including								100.7	101.2	0.6	11.1	11.44	1.0	10.00	12.88	100.0%
								111.5	119.0	7.5	0.6	49.72	2.4	5.75	5.15	100.0%
								114.5	116.0	1.5	0.7	107.95	5.6	7.40	11.13	100.0%
								126.1	157.1	31.1	1.1	37.97	1.9	4.64	4.62	100.0%
Including								131.8	135.3	3.4	3.0	148.24	7.5	9.14	17.04	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for Media Luna.

5)	All assay results are uncapped.

Table 4: ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LDUG- 425	Step-Out	422258.6	1990501.6	1008.8	165	-76	204	69.8	71.1	1.2	0.9	7.87	46.2	0.00	8.46	100%
LDUG- 437	Step-Out	422161.3	1990144.0	675.4	347	0	210	125.1	129.3	4.1	3.9	12.17	1.4	0.00	12.19	100%
								135.3	136.3	1.0	1.0	6.02	0.5	0.00	6.03	100%
LDUG- 438	Step-Out	422161.2	1990143.9	674.7	345	-24	217	No significant values
LS-479 Including	Infill	422123.0	1989692.3	804.9	245	30	90	79.5 85.1	86.8 85.7	7.3 0.6	6.7 0.6	13.28 106.47	2.3 6.3	0.03 0.14	13.36 106.77	99 100	% %
LS-486 Including	Infill	422122.5	1989234.2	925.6	272	-59	387	361.5 361.5	372.9 367.0	11.4 5.5	9.0 4.4	4.18 7.59	3.3 2.8	0.05 0.03	4.30 7.68	96 100	% %
LS-487 Including	Infill	422122.1	1989234.3	925.6	272	-53	355	314.6 314.6	318.7 315.6	4.1 1.0	3.3 0.8	2.06 7.92	36.9 103.2	0.57 1.69	3.46 11.96	100 100	% %
LS-488 Including	Infill	422128.0	1989208.9	921.4	269	-49	320	155.8 155.8	160.4 156.5	4.6 0.7	3.7 0.6	1.79 10.12	9.7 6.2	0.16 0.12	2.17 10.39	100 99	% %
								279.6	282.9	3.4	2.8	5.12	29.9	0.42	6.18	96%
LS-490 Including	Infill	422097.7	1989548.1	883.1	270	-27	135	95.9 98.4	104.7 99.4	8.7 1.0	7.3 0.8	5.12 19.26	1.3 1.3	0.10 0.05	5.29 19.36	97 89	% %
								103.5	104.2	0.8	0.6	13.09	1.4	0.17	13.38	100%
LS-491	Infill	422097.2	1989548.2	883.7	273	-11	120	86.5	95.4	8.8	8.1	0.42	2.0	0.40	1.08	92%
								102.3	114.6	12.3	10.3	0.39	3.4	0.38	1.05	100%
LS-492 Including	Infill	422136.1	1989811.0	801.6	271	31	120	86.6 88.5	102.9 91.8	16.3 3.3	14.5 2.9	9.74 39.63	6.7 9.3	0.22 0.48	10.19 40.52	100 100	% %
LS-493	Infill	422135.9	1989811.0	798.9	270	-20	115	99.9	101.4	1.5	1.4	1.84	7.4	0.24	2.32	100%
LS-494 Including	Infill	422097.5	1989547.9	883.5	262	-18	117	88.0 98.0	99.2 99.2	11.2 1.2	9.6 1.0	7.36 25.61	3.0 4.2	0.28 0.22	7.85 26.01	96 100	% %
LS-496 Including	Infill	422097.8	1989548.0	882.8	264	-39	147	112.1 118.4	123.6 121.9	11.5 3.5	10.3 3.1	7.16 20.43	3.5 3.6	0.15 0.21	7.44 20.82	100 100	% %

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 4 (continued): ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-497 Including	Infill	422096.8	1989547.8	884.7	264	8	135	23.4 23.4	26.8 24.4	3.5 1.0	3.0 0.9	6.10 12.35	6.1 10.7	0.02 0.05	6.21 12.56	100 100	% %
LS-498 Including	Infill	422222.4	1989458.8	812.6	267	-3	210	180.2 183.6	185.6 185.6	5.3 2.0	4.3 1.6	2.85 5.91	18.0 7.3	0.41 0.36	3.73 6.59	100 100	% %
LS-499	Infill	422096.8	1989548.1	884.5	273	5	120	39.2	42.9	3.8	3.1	1.31	11.1	0.51	2.27	100%
								80.8	87.5	6.8	5.7	0.21	4.3	0.63	1.28	100%
LS-500	Infill	422097.3	1989547.4	884.1	252	-1	105	No significant values
LS-501	Infill	422097.9	1989547.5	883.4	248	-24	121	No significant values
LS-502	Infill	422222.2	1989458.9	814.3	267	26	220	No significant values
LS-503	Infill	422098.0	1989548.2	882.7	266	-49	166	109.8	111.0	1.2	0.9	0.21	26.9	0.99	2.15	86%
LS-504	Infill	422096.4	1989548.1	886.0	273	22	120	21.0	23.8	2.8	2.3	4.62	1.9	0.03	4.69	100%
LS-505	Step-Out	422222.4	1989458.8	812.0	267	-22	200	165.9	167.5	1.6	1.5	3.71	2.6	0.08	3.87	100%
LS-506	Step-Out	422223.2	1989458.8	812.0	267	-40	204	19.2	22.9	3.7	3.2	0.60	10.9	0.50	1.54	100%
SST-445	Infill	422208.0	1990125.8	676.2	183	10	100	No significant values
SST-446	Infill	422208.1	1990125.9	675.0	184	-26	100	66.5	71.5	5.0	4.5	1.57	7.4	0.20	1.99	100%

SST-447 Including	Step-Out	422178.9	1989874.4	797.0	345	-10	210	201.9 208.0	210.0 209.4	8.1 1.3	6.7 1.1	0.96 1.85	8.4 11.7	0.43 0.66	1.76 3.06	98 100	% %
SST-448	Infill	422258.6	1989845.8	905.5	340	43	159	7.6	14.1	6.5	5.3	2.33	9.3	0.53	3.30	100%
								136.0	143.0	7.0	5.2	4.39	2.9	0.10	4.60	100%
Including								137.3	138.7	1.4	1.2	17.17	5.8	0.24	17.62	100.0%
SST-449	Step-Out	422178.9	1989874.6	797.5	345	2	252	137.3	140.7	3.3	2.8	4.10	14.5	1.18	6.20	100.0%
SST-450	Step-Out	422258.6	1989845.8	903.4	340	10	150	36.0	37.3	1.3	1.3	2.67	7.3	0.25	3.16	100.0%
SST-451	Step-Out	422178.9	1989874.7	800.0	345	40	201	188.4	193.7	5.3	4.1	2.28	3.0	0.12	2.52	91.4%
SST-452	Infill	422258.6	1989845.8	904.0	340	21	190	11.4	16.5	5.1	4.6	1.94	3.0	0.16	2.23	100.0%
								170.6	177.2	6.6	5.7	1.91	3.7	0.22	2.31	100.0%
Including								172.9	173.5	0.6	0.5	8.14	5.3	0.16	8.48	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 4 (continued): ELG Underground drill results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
SST-453	Infill	422258.1	1989845.7	904.0	329	22	168	8.6	14.6	6.0	5.5	2.43	7.4	0.45	3.25	100.0%
								146.9	152.5	5.6	5.2	2.64	17.2	1.10	4.64	92.1%
Including								147.6	147.9	0.4	0.3	5.86	135.5	10.00	23.72	100.0%
SST-454	Infill	422178.9	1989873.6	795.9	335	-68	350	242.8	249.1	6.3	5.0	2.83	5.9	0.02	2.94	100.0%
Including								242.8	244.0	1.2	0.9	9.22	29.5	0.09	9.73	100.0%
								271.4	281.2	9.8	9.0	2.01	19.3	0.72	3.41	100.0%
SST-455	Step-Out	422258.6	1989845.7	902.5	340	-1	169	19.3 39.7	33.4 47.3	14.1 7.6	12.0 7.0	2.17 7.22	3.7 10.9	0.15 0.73	2.47 8.54	100.0 100.0	% %
SST-456	Infill	422258.6	1989845.8	903.0	351	-7	170	123.0	125.0	2.0	1.9	4.92	0.5	0.00	4.93	100.0%
SST-457	Step-Out	422257.8	1989845.5	905.4	305	38	126	100.6	106.0	5.4	4.7	8.08	4.0	0.11	8.30	100.0%
SST-458	Step-Out	422179.4	1989874.0	795.8	345	-52	357	280.1	283.2	3.2	2.4	3.08	3.4	0.14	3.36	100.0%
SST-459	Step-Out	422259.0	1989846.0	903.1	356	2	140	30.0	37.7	7.7	7.2	14.17	12.5	0.40	14.98	100.0%
Including								30.0	33.0	3.0	2.8	23.26	7.2	0.22	23.70	100.0%
								96.2	111.3	15.1	13.6	4.55	1.0	0.01	4.58	94.3%
Including								100.5	102.3	1.8	1.6	19.74	2.2	0.00	19.77	100.0%
Including								109.4	110.3	0.9	0.8	19.74	4.3	0.09	19.93	100.0%
SST-460	Step-Out	422170.8	1990135.8	677.0	163	32	153	No significant values
SST-461	Step-Out	422179.5	1989873.7	795.9	345	-61	310	252.2	254.2	2.0	1.6	7.92	5.1	0.23	8.35	100.0%
								278.1	280.8	2.7	2.1	3.77	0.8	0.00	3.78	100.0%
Including								280.1	280.8	0.7	0.6	10.82	1.6	0.00	10.84	100.0%
SST-462 Including	Step-Out	422179.4	1989874.2	796.1	345	-40	310	253.0 268.0	280.4 274.7	27.4 6.7	20.8 5.1	1.64 3.13	14.1 18.0	1.47 2.61	4.20 7.58	100.0 100.0	% %
SST-463	Infill	422138.9	1989813.8	799.5	345	0	96	50.0	57.9	7.9	7.2	1.47	14.6	0.45	2.38	100.0%
SST-464	Infill	422138.9	1989813.6	798.7	345	-20	150	86.3 136.3	94.7 141.8	8.4 5.5	8.3 5.0	0.99 0.24	6.8 5.0	0.28 0.62	1.52 1.30	100.0 100.0	% %
SST-465	Infill	422139.0	1989813.2	798.3	345	-40	250	38.4	42.4	4.0	3.4	2.15	13.9	0.78	3.59	88.9%
SST-466	Step-Out	422138.9	1989813.3	798.1	345	-53	375	360.2	365.0	4.8	3.9	3.56	5.1	0.18	3.91	100.0%

Notes to Table

1)	Core lengths subject to rounding. NA=Not Available (true width/thickness will be determined once the geological modelling is completed).
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

Table 5: Previously reported drilling results

								Intercept
Drill Hole	Program	UTM-E (m)	UTM-N (m)	Elevation (m)	Azimuth (°)	Dip (°)	Final Depth (m)	From (m)	To (m)	Core Length (m)	True Width (m)	Au (gpt)	Ag (gpt)	Cu (%)	AuEq (gpt)	Core Recovery (%)
LS-468	Step-Out	422079.8	1989326.0	912.8	273	-74	216	148.5	150.0	1.5	1.4	5.84	13.6	0.55	6.90	60.0%

								182.0 204.8	183.4 210.3	1.4 5.5	1.2 3.9	14.10 3.35	22.5 28.1	0.93 0.68	15.89 4.81	100.0 100.0	% %
LS-470	Step-Out	422107.2	1989269.7	919.4	270	-63	423	192.1 289.0 384.0	205.7 296.4 388.9	13.5 7.4 4.9	10.8 6.8 4.7	5.88 2.99 3.03	28.5 17.6 28.1	0.55 0.41 0.48	7.13 3.88 4.16	99.9 100.0 100.0	% % %
LS-374 Including	Step-Out	422207.3	1989279.1	945	268	-61	567	487.2 490.5	491.7 491.7	4.5 1.2	2.2 0.6	18.47 33.54	14.6 12.0	0.57 0.39	19.58 34.32	100.0 100.0	% %
MLE-003 Including	Drill Test	423022.8	1984429.2	1307.7	109	-51	803	618.7 689.3 692.6 753.4	679.7 701.3 697.0 771.7	60.9 12.0 4.4 18.3	NA NA NA NA	4.89 14.73 28.82 18.84	49.0 26.01 23.45 158.22	2.11 2.00 2.30 4.52	8.92 18.29 32.83 28.15	99.9 100.0 100.0 100.0	% % % %

Notes to Table

1)	Core lengths subject to rounding.
2)	Coordinates are WGS 1984 UTM Zone 14N.
3)	Torex is not aware of any drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data.
4)

The gold equivalent grade calculation used is as follows: AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6140) and use the same metal prices ($1,800/oz Au, $24/oz Ag, and $4.10/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu) used in the year-end 2025 mineral resource estimate for ELG Underground.

5)	All assay results are uncapped.

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